UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Crescent Energy Company
(Name of Issuer)

Class A Common Stock, Par Value of $0.0001 Per Share
(Title of Class of Securities)

44952J 104
(CUSIP Number)

Brandi Kendall
Vice President
Independence Energy Aggregator L.P.
600 Travis Street, Suite 7200
Houston, TX 77002
(713) 481-7782
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Christopher Lee, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300

May 15, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
Independence Energy Aggregator L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,134,496 shares (1)

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
29,134,496 shares (1)

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,134,496 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of shares of Class B Common Stock, par value $0.0001 per share, of Crescent Energy Company, a Delaware corporation (the “Issuer” and such stock, “Class B Common Stock”) and an equivalent number of units representing limited liability company interests of Crescent Energy OpCo LLC (f/k/a IE OpCo LLC, “OpCo”, and such units, “OpCo LLC Units”), which together are exchangeable for shares of Class A Common Stock, par value $0.0001 per share of the Issuer (“Class A Common Stock”) on a one-for-one basis pursuant to the Amended and Restated LLC Agreement of OpCo (“OpCo LLC Agreement”).

(2)
Based on a combined total of 140,651,097 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by Independence Energy Aggregator L.P., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
Independence Energy Aggregator GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,134,496 shares (1)

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
29,134,496 shares (1)

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,134,496 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)
Based on a combined total of 140,651,097 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by Independence Energy Aggregator GP LLC, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Upstream Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,706,850 shares (1)

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
29,706,850 shares (1)

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,651,097 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR Upstream Associates LLC, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Assets Holdings III L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,651,097 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR Group Assets Holdings III L.P., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Financial Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,651,097 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR Financial Holdings LLC, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Assets III GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,651,097 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR Group Assets III GP LLC, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,651,097 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR Group Partnership L.P., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,651,097 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR Group Holdings Corp., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,651,097 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR Group Co. Inc., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,651,097 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR & Co. Inc., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,651,097 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR Management LLP, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,651,097 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by Mr. Kravis, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,651,097 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by Mr. Roberts, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

Explanatory Note

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2021, as amended on September 15, 2022, June 6, 2023, July 5, 2023, November 15, 2023, March 11, 2024 and April 3, 2024 (as so amended, the “Schedule 13D”) by the Reporting Persons, relating to the shares of Class A Common Stock. The Issuer’s principal executive offices are located at 600 Travis Street, Suite 7200, Houston, Texas 77002. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented to include the following:

Mr. Dane Holmes currently serves as an executive officer of KKR Group Co. Inc.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

Support Agreements

On May 15, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SilverBow Resources, Inc., a Delaware corporation (the “Target”), Artemis Acquisition Holdings Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Issuer (“Artemis Holdings”), Artemis Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Issuer (“Merger Sub Inc.”), and Artemis Merger Sub LLC a Delaware limited liability company and a direct wholly-owned Subsidiary of Artemis Holdings (“Merger Sub LLC”), pursuant to which, among other things, (i) Merger Sub Inc. will merge with and into the Target (the “Initial Merger”), with the Target surviving the Merger as wholly owned subsidiary of the Issuer and (ii) immediately following the Initial Merger, the Target will merge with and into Merger Sub LLC (the “Subsequent Merger” and together with the Initial Merger, the “Mergers”), with Merger Sub LLC surviving the Subsequent Merger as the “Subsequent Surviving Company”.

On the same date and in connection with the Issuer’s entry into the Merger Agreement, (i) Independence Energy Aggregator L.P. (“IE Aggregator”), in its capacity as a stockholder of the Issuer, and (ii) KKR Upstream Associates LLC (“Upstream”), in its capacity as a stockholder of the Issuer, each entered into a Voting and Support Agreement with the Target (the “Support Agreements”). Under the Support Agreements, IE Aggregator and Upstream have agreed, among other things, to vote all shares of Issuer’s capital stock (including Class A Common Stock) beneficially owned by such stockholders or cause to be voted all shares of Issuer’s capital stock (including Class A Common Stock) beneficially owned by such stockholders (a) in favor of the approval of the issuance of shares of Class A Common Stock in connection with the Initial Merger and any other matter that is required to be approved by the stockholders of the Issuer in order to effect the Mergers, (b) against any (x) Crescent Acquisition Proposal (as defined in the Merger Agreement) and (y) actions that would reasonably be expected to impede, interfere with or delay the consumation of the Mergers or any transaction that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Issuer or any of its subsidiaries under the Merger Agreement, and (c) in favor of any proposal to adjourn or postpone the Issuer’s stockholders’ meeting to a later date if there are not sufficient votes to approve the issuance of shares of Class A Common Stock in connection with the Initial Merger. The Support Agreements also contain restrictions on the transfer by IE Aggregator and Upstream of shares of Class A Common Stock, Class B Common Stock and Series I Preferred Stock (as applicable), subject to certain exceptions. The Support Agreements do not restrict any designee of IE Aggregator or Upstream who is a director of the Issuer from acting in such capacity or fulfilling the obligations of such office.

The Support Agreements terminate upon the earliest to occur of (i) the Issuer stockholder approval being obtained, (ii) the date the Merger Agreement is validly terminated in accordance with its terms or (iii) the effectiveness of the Initial Merger.

The foregoing description of the terms of the Support Agreements is qualified in its entirety by reference to the full text of each such agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Items 5(a) – 5(b) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b). The responses of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

IE Aggregator holds 29,134,496 shares of Class B Common Stock and the same number of OpCo LLC Units. Upstream holds 572,354 shares of Class A Common Stock. The terms of the OpCo LLC Agreement provide certain holders of the OpCo LLC Units with the right to cause OpCo to acquire all or a portion of the OpCo LLC Units (the “Redemption Right”) for, at OpCo’s election, (a) shares of Class A Common Stock of the Issuer at a redemption ratio of one share of Class A Common Stock for each OpCo LLC Unit redeemed, together with an equal number of shares of Class B Common Stock (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification and similar transactions), or (b) cash. As a result, for the purpose of Rule 13d-3 under the Act, each of IE Aggregator and Aggregator GP may be deemed to be the beneficial owners of an aggregate of 29,134,496 shares of Class A Common Stock, which represents approximately 20.7% of the outstanding Class A Common Stock, based on a combined total of 140,651,097 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by IE Aggregator and Aggregator GP, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. In the event that all outstanding shares of Class B Common Stock and OpCo LLC Units were exchanged for shares of Class A Common Stock, IE Aggregator and Aggregator GP would hold approximately 16.4% of the outstanding Class A Common Stock, based on a combined total of 177,464,725 shares of Class A Common Stock.

Each of Upstream, KKR Group Assets Holdings III L.P., KKR Financial Holdings LLC, KKR Group Assets III GP LLC, KKR Group Partnership L.P., KKR Group Holdings Corp., KKR Group Co. Inc., KKR & Co. Inc., KKR Management LLP, Henry R. Kravis and George R. Roberts (together, the “KKR Group”) may be deemed to be the beneficial owners of an aggregate of 29,706,850 shares of Class A Common Stock under Rule 13d-3 of the Act. The aggregate number of shares of Class A Common Stock beneficially owned by the KKR Group represents approximately 21.1% of the outstanding Class A Common Stock, based on a combined total of 140,651,097 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by the KKR Group, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. In the event that all outstanding shares of Class B Common Stock and OpCo LLC Units were exchanged for shares of Class A Common Stock, the KKR Group would hold approximately 16.7% of the outstanding Class A Common Stock, based on a combined total of 177,464,725 shares of Class A Common Stock.

Each of Aggregator GP (as the general partner of IE Aggregator), Upstream (as the sole member of Aggregator GP), KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of Upstream), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by IE Aggregator. Additionally, each of KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of Upstream), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by Upstream.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.

The Reporting Persons and PT Independence Energy Holdings LLC, a Delaware limited liability company (“PT Independence”) may be deemed to constitute a group for purposes of Section 13(d) due to the terms of the Specified Rights Agreement. However, neither the Reporting Persons nor PT Independence have voting or dispositive power over the other party’s shares of Class A Common Stock or securities convertible into or exercisable for shares of Class A Common Stock, including any OpCo LLC Units or shares of Class B Common Stock. PT Independence has separately filed a Schedule 13D with respect to its interest in the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information in Item 4 of this Amendment No. 7 and as follows:

Amendment to Management Agreement

On May 15, 2024, in connection with the entry into the Merger Agreement, the Issuer and KKR Energy Assets Manager LLC entered into an amendment to the Management Agreement (the “Management Agreement Amendment”) which will become effective only upon the Closing (as defined in the Merger Agreement). The Management Agreement Amendment provides that the portion of the Management Fee (as defined in the Management Agreement) attributable to the equity issued in connection with the Mergers shall not exceed $9,000,000.

The foregoing description of the terms of the Management Agreement Amendment is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
R	Voting and Support Agreement by and between Independence Energy Aggregator L.P. and SilverBow Resources, Inc., dated as of May 15, 2024.
S	Voting and Support Agreement by and between KKR Upstream Associates LLC and SilverBow Resources, Inc., dated as of May 15, 2024.
T	First Amendment to Management Agreement, dated May 15, 2024, by and among Crescent Energy Company and KKR Energy Assets Manager LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2024
INDEPENDENCE ENERGY AGGREGATOR L.P.
	By:	Independence Energy Aggregator
GP LLC, its general partner
	By:	/s/ Christopher Lee
	Name:	Christopher Lee
	Title:	Assistant Secretary

INDEPENDENCE ENERGY AGGREGATOR GP LLC
By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR UPSTREAM ASSOCIATES LLC
By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR FINANCIAL HOLDINGS LLC
By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP ASSETS HOLDINGS III L.P.
By:	KKR Group Assets III GP LLC,
its general partner
By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP ASSETS III GP LLC
By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP PARTNERSHIP L.P.
By:	KKR Group Holdings Corp.,
its general partner
By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP HOLDINGS CORP.
By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP CO. INC.
By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR & CO. INC.
By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR MANAGEMENT LLP
By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

HENRY R. KRAVIS
By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

GEORGE R. ROBERTS
By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact